-----------------------------
    FORM 4
[X] Check this box if no
    longer subject to
    Section 16. Form 4
    or Form 5 obligations
    may continue. See
    Instruction 1(b).
    (Print or Type Responses)
-----------------------------


                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f)
                     of the Investment Company Act of 1940


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
--------------------------------------------------- ------------------------------------------------------ -------------------------
1.  Name and Address of        2. Issuer Name and Ticker or Trading Symbol  6. Relationship of Reporting Person(s) to Issuer
    Reporting Person*                                                                             (Check all applicable)
                                                                             __ Director                     X  10% Owner
                                                                             __ Officer (give title below)  __ Other (specify below)

Credit Suisse First Boston,       Arch Communications Group, Inc.
on behalf of Credit Suisse        The trading symbol on the NASDAQ
First Boston                      National Market is "APGR"
business unit
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(Last)        (First)   (Middle)               3. I.R.S. or Social     4. Statement for    7. Individual or Joint/Group Filing
                                                  Security Number of      Month/Year                 (Check Applicable Line)
                                                  Reporting Person                         X Form Filed by One Reporting Person
                                                  (Voluntary)             June 1999        __ Form Filed by More than One Reporting
                                                                                              Person
Uetlibergstrasse 231, P.O. Box CH-8045
-------------------------------------------                            ------------------
                  (Street)                                             5. If Amendment,
                                                                          Date of Original
                                                                          (Month/Year)

Zurich, Switzerland
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(City)         (State)       (Zip)         Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------ ------------- ----------------- ---------------------------------------------------------
1. Title of Security      2. Trans-   3. Transaction    4. Securities Acquired (A)  5. Amount of      6. Ownership    7. Nature of
   (Instr. 3)                action      Code (Instr.      or Disposed of (D)          Securities        Form:           Indirect
                             Date        8)                (Instr. 3, 4 and 5)         Beneficially      Direct (D)      Beneficial
                             (Month/                                                   Owned at End      or Indirect     Ownership
                             Day/                                                      of Month          (I)             (Instr. 4)
                             Year)                                                     (Instr. 3         (Instr. 4)
                                                                                        and 4)
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                                         Code   V          Amount  (A) or (D)  Price
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Common Stock, par value
$0.01 per share              6/04/99       S               30,000       D       $2.64   13,512,957           I         See Exhibit I
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Common Stock, par value
$0.01 per share              6/09/99       S              250,000       D       $2.82   13,512,957           I         See Exhibit I
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Common Stock, par value
$0.01 per share              6/10/99       S              250,000       D       $2.97   13,512,957           I         See Exhibit I
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Common Stock, par value
$0.01 per share              6/11/99       S            2,000,000       D       $3.35   13,512,957           I         See Exhibit I
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Common Stock, par value
$0.01 per share              6/11/99       S            1,500,000       D       $3.24   13,512,957           I         See Exhibit I
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Common Stock, par value
$0.01 per share              6/11/99       S              500,000       D       $3.11   13,512,957           I         See Exhibit I
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Common Stock, par value
$0.01 per share              6/11/99       S              180,000       D       $3.53   13,512,957           I         See Exhibit I
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Common Stock, par value
$0.01 per share              6/18/99       B              150,000       A       $3.14   13,512,957           I         See Exhibit I
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Common Stock, par value
$0.01 per share              6/21/99       S              500,000       D       $3.03   13,512,957           I         See Exhibit I
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Common Stock, par value
$0.01 per share              6/23/99       S            1,000,000       D       $3.18   13,512,957           I         See Exhibit I
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Common Stock, par value
$0.01 per share              6/25/99       S              100,000       D       $3.18   13,512,957           I         See Exhibit I
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Common Stock, par value
$0.01 per share              6/25/99       S              300,000       D       $2.94   13,512,957           I         See Exhibit I
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Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
*  If the form is filed by more than one reporting person, see Instruction 4(b)(v).

FORM 4 (continued)                  Table II -- Derivative Securities Beneficially Owned
                                             (e.g., puts, calls, warrants, options, convertible securities)



------------------------------------------------------------------------------------------------------------------------------------
1. Title  2. Conver-  3. Trans-  4. Trans- 5. Number of   6. Date       7. Title      8. Price 9. Number  10. Owner-  11. Nature of
   of        sion or     action     action    Derivative     Exer-         and           of       of          ship        Indirect
   Deri-     Exercise    Date       Code      Securities     cisable       Amount        Deri-    Deri-       Form        Beneficial
   vative    Price of               (Instr.   Acquired (A)   and Expi-     of            vative   vative      of Deri-    Ownership
   Secu-     Deri-       (Month/     8)       or Disposed    ration        Under-        Secu-    Secu-       vative      (Instr. 4)
   rity      vative      Day/                 of (D)         Date          Lying         rity     rities      Security:
   (Instr.   Security    Year)                (Instr. 3,     (Month/       Securi-       (Instr.  Benefi-     Direct
   3)                                         4, and 5)      Day/          ties           5)      cially      (D) or
                                                             Year)         (Instr.                Owned       Indirect
                                                                           3 and 4)                at End      (I)
                                                                                                  of          (Instr.
                                                                                                  Month        4)
                                                                                                  (Instr.
                                                                                                   4)
                                    --------------------------------------------------
                                    Code V    (A)   (D)    Date    Expir- Title Amount
                                                           Exerci- ation        or
                                                           sable   Date         Number
                                                                                of
                                                                                Shares
                                   ---------------------------------------------------
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Explanation of Responses:
None


** Intentional misstatements or omissions of           /s/ William W. Chandler                               7/9/99
   facts constitute Federal Criminal               --------------------------------------------       ------------------------------
   Violations.                                      ** Signature of Reporting Person                         Date
   See 18 U.S.C. and 15 U.S.C. 78ff(a).                 Name:  William W. Chandler
                                                        Title: Director
Note:    File three copies of this Form, one
         of which must be manually signed.
         If space provided is insufficient,
         see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless form displays a currently valid OMB number.



                               EXHIBIT I TO FORM 4

NAME AND REGISTERED ADDRESS OF REPORTING PERSON

Credit Suisse First Boston, on behalf of
Credit Suisse First Boston business unit
Uetlibergstrasse 231, P.O. Box CH-8045
Zurich, Switzerland

ISSUER NAME AND TICKER OR TRADING SYMBOL

Arch Communications Group, Inc. The trading symbol on the NASDAQ
National Market is "APGR".

EXPLANATION OF RESPONSES

This Form 4 is being filed by Credit Suisse First Boston (the "Bank"), a Swiss bank, on behalf of itself and its consolidated subsidiaries, to the extent that they constitute part of the Credit Suisse First Boston business unit (the "CSFB business unit" or the "Reporting Person") to report changes in beneficial ownership of common stock of Arch Communications Group, Inc. that occurred as a result of open-market transactions. The CSFB business unit is engaged in the corporate and investment banking, trading (equity, fixed income and foreign exchange), private equity investment and derivatives businesses on a worldwide basis. The Bank and its consolidated subsidiaries engage in other separately managed activities, most of which constitute the independently operated Credit Suisse Asset Management business unit; the Credit Suisse Asset Management business unit provides asset management and investment advisory services to institutional investors worldwide.

Credit Suisse First Boston Corporation ("CSFBC"), a Massachusetts corporation, a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934, as amended, and an indirect wholly-owned subsidiary of the Bank, directly beneficially owns the securities reported herein. The principal business offices of CSFBC are 11 Madison Avenue, New York, New York, 10010.

The ultimate parent company of the Bank is Credit Suisse Group ("CSG"), a corporation formed under the laws of Switzerland. The principal business of CSG is acting as a holding company for a global financial services group with five distinct specialized business units that are independently operated. In addition to the two business units referred to above, CSG and its consolidated subsidiaries (other than the Bank and its subsidiaries) are comprised of (a) the Credit Suisse Private Bank business unit that engages in global private banking business; (b) the Credit Suisse business unit that engages in the Swiss domestic banking business; and (c) the Winterthur business unit that engages in the global insurance business. CSG's business address is Nuschelerstrasse 1, CH-8070, Zurich, Switzerland.

CSG, for purposes of federal securities laws, may be deemed ultimately to control the Bank and the CSFB business unit. CSG, its executive officers and directors, and its direct and indirect subsidiaries (including all of the business units except the CSFB business unit), may beneficially own shares of common stock, and such shares are not reported in this statement. Due to the separate management and independent operation of its business units, CSG disclaims beneficial ownership of shares of common stock beneficially owned by its direct and indirect subsidiaries, including the Reporting Person. The Reporting Person disclaims beneficial ownership of shares of common stock beneficially owned by CSG and any of CSG's and the Bank's other business units.